2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Announces Second Quarter 2007 Operating Results

July 24, 2007, (TSX: LUN; OMX: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased provide the following second quarter 2007 operating results.

João Carrêlo, Executive Vice President and COO of Lundin Mining, commented: "Group operations milled 17% more ore in the second quarter 2007 than during the same period in 2006. Although head grades for most operations were lower than in the second quarter 2006, increased run of mine ore throughput partially compensated for the potential shortfall in production of copper and zinc metal in concentrate. Lead and silver metal production, however, were up 18% and 6% respectively for the same comparable period. Excepting the programmed annual maintenance shutdowns in the third quarter, we will strive to increase throughput rates by rolling out productivity enhancement initiatives which are expected to further strengthen our competitive advantages. The acquisition of the Spanish nickel-copper mine Aguablanca during the third quarter will add to our copper production whilst providing a fourth metal, nickel, to our base metals product offering."

The following information is provided as if the companies (Lundin Mining Corporation and EuroZinc Mining Corporation) had operated on a combined basis since the first period presented. EuroZinc Mining Corporation was consolidated in Lundin Mining as at November 1, 2006.

Highlights and Significant Items for second quarter 2007

  For the second consecutive quarter operations mined and processed one million tonnes of ore

  Produced 24,400 tonnes of copper metal contained in concentrate

  Produced 40,550 tonnes of zinc metal contained in concentrate

  Produced 13,200 tonnes of lead metal contained in concentrate

  Produced 717,000 ounces of silver contained in concentrate

  Historically the highest throughput in one quarter processed at the Neves Corvo mine

  The Zinkgruvan mine continued to process through its mill record high throughputs

  Despite protracted wage negotiations, production at the Galmoy mine in the second quarter increased by 30% in relation to the first quarter of the year

Lundin Mining Corporation
News Release

Mine Operations Highlights, Second Quarter 2007

Neves-Corvo

  Mined 596,906 tonnes of ore in the second quarter 2007, a 21% increase as compared with the second quarter 2006. The year to date results heralded the highest tonnage ever mined and processed in one half year throughout the mine’s 19 year history.

  Although the treatment of lower grade ore dropped the copper head grade to 4.6%, the increased throughput enabled the operation to produce 20,875 tonnes of copper metal in concentrate during the period, which represents a shortfall of 5.6% compared to the second quarter 2006. Copper ore head grades are expected to improve for the balance of the year when compared with the second quarter. The annual mine maintenance programme will cause the copper ore treatment plant to stop production for three days during the third quarter 2007.

  The copper recovery year to date now stands at 87% whilst the concentrate grade was maintained close to 23%.

  Zinc metal production in the second quarter 2007 was 6,048 tonnes, which was similar to the preceding quarter. Zinc head grades were 7.3% in the period and are expected to improve during the second half of the year compared with the second quarter 2007.

  Mine maintenance and efficiency improvement modifications to plant processes during the third quarter are expected to bring the zinc ore treatment plant to a standstill for approximately five days.

Zinkgruvan

  Mined 218,065 tonnes in the second quarter 2007, which represents a 13.8% increase in tonnage compared to the same period in 2006.

  A total of 230,768 tonnes of ore was processed in the mill during the second quarter 2007 thus exceeding the comparable period in 2006 by 27,066 tonnes or 13.3%.

  The operation registered lower feed grades of zinc but higher lead grades in the second quarter 2007 compared to the corresponding period in 2006. Zinc grades decreased from 11.9% to 7.8% whilst lead grades rose from 4.5% to 5.2%. Main contributing reason for the differences is associated with the extremely high zinc grades and unusually high production from Nygruvan during 2006. Zinc and lead grades are expected to improve in the third quarter 2007 compared with the second quarter.

  Whilst zinc metal production was 25.9% lower in the second quarter 2007 compared with the second quarter 2006, the mill produced 10,664 tonnes of lead metal in concentrate, which represents an increase of 32.8% for the same periods of comparison.

  Recovery of lead was 2.5% higher in the second quarter 2007 compared with the second quarter 2006 and averaged 88.7% during the period.

  The annual maintenance programme is expected to cause the process plant to stop production for approximately ten days.

Galmoy

  A total of 115,417 tonnes of ore was mined in the second quarter 2007 compared with 135,901 tonnes of ore during the same period in 2006. The production shortfall was mainly due to poor productivity from the longhole drilling rigs, stope sequencing alterations due to challenges experienced with the backfill program in the second half of 2006, and the ongoing negotiations on pay with the local unions.

  However, alterations in stope sequencing helped boost run of mine zinc ore grades, which were 12.9% in the second quarter 2007 compared with 11.7% in the second quarter 2006. Zinc head grades are expected to remain above 2006 levels.

Lundin Mining Corporation
News Release

  A second longhole rig was brought into production resulting in a significant increase in longhole metres drilled underground.

  The CW South ore body came back into production after a 10-month delay due to backfill challenges experienced in the second half of 2006. A study is underway to identify a process that will enable paste to set more rapidly.

  Wage negotiations with the local unions could continue to affect production rates during the third quarter.

Storliden

  Management is studying the optimal closure programme for the Storliden mine, which is planned for during the fourth quarter of 2007.

  Ore mined during the second quarter of 2007 was 79,100 tonnes as compared with 92,400 tonnes in the second quarter 2006.

  A total of 76,038 tonnes of ore was milled during the second quarter 2007, which represents an increase of 17.8% when compared with the first quarter of this year.

  As the operation draw nearer to closure, copper and zinc grades are expected to drop when compared to the same periods in 2006. The production from the mine will be lower in the third quarter 2007 compared with the second quarter due to the three-week vacation in July.

Lundin Mining Corporation
News Release

The following table highlights the production results for the second quarter 2007 and 2006 and for the year 2006.

	Q2	Q2	Year End
	2007	2006	2006
Mined Ore (tonnes)
Neves-Corvo Copper	491,063	491,557	1,957,505
Neves-Corvo Zinc	105,843	-	147,625
Neves-Corvo Total	596,906	491,557	2,107,272
Zinkgruvan	218,065	191,621	787,889
Galmoy	115,417	135,901	605,438
Storliden	79,100	92,400	346,652
	1,009,488	911,479	3,847,251

Milled Ore (tonnes)
Neves-Corvo Copper	524,922	492,300	1,946,852
Neves-Corvo Zinc	106,820	-	147,675
Neves-Corvo Total	631,742	492,300	2,094,527
Zinkgruvan	230,768	203,702	787,003
Galmoy	122,371	145,905	616,536
Storliden	76,038	63,711	362,316
	1,060,919	905,618	3,860,382

Head Grade
Copper
Neves-Corvo	4.6%	5.0%	4.6%
Storliden	2.1%	3.8%	3.2%
Zinc
Neves-Corvo	7.3%	-	8.4%
Zinkgruvan	7.8%	11.9%	10.3%
Galmoy	12.9%	11.7%	11.8%
Storliden	7.1%	9.8%	8.5%
Lead
Zinkgruvan	5.2%	4.5%	4.6%
Galmoy	3.1%	3.2%	3.2%

Lundin Mining Corporation
News Release

	Q2	Q2	Year End
	2007	2006	2006
Recovery
Copper
Neves-Corvo	86.7%	89.0%	88.4%
Storliden	91.4%	91.9%	91.5%
Zinc
Neves-Corvo	77.6%	-	60.2%
Zinkgruvan	93.5%	94.4%	93.8%
Galmoy	81.9%	82.2%	82.6%
Storliden	91.9%	91.4%	91.0%
Lead
Zinkgruvan	88.7%	86.6%	88.5%
Galmoy	72.6%	66.2%	66.8%

Concentrate Grade
Copper
Neves-Corvo	22.7%	24.6%	24.7%
Storliden	29.0%	29.1%	29.2%
Zinc
Neves-Corvo	48.8%	-	49.1%
Zinkgruvan	54.1%	54.4%	54.0%
Galmoy	51.9%	52.0%	51.8%
Storliden	54.3%	53.9%	54.5%
Lead
Zinkgruvan	76.4%	75.9%	75.0%
Galmoy	64.0%	64.1%	63.5%

Metal contained in concentrate
Copper (tonnes)
Neves-Corvo	20,875	22,116	78,576
Storliden	1,500	2,200	10,642
	22,375	24,316	89,218

Zinc (tonnes)
Neves-Corvo	6,048	-	7,505
Zinkgruvan	16,916	22,827	75,909
Galmoy	12,612	14,000	60,055
Storliden	4,973	5,678	27,824
	40,549	42,505	171,293
Lead (tonnes)
Zinkgruvan	10,664	8,030	31,850
Galmoy	2,573	3,094	13,256
	13,237	11,124	45,106
Silver (ounces)
Zinkgruvan	491,989	438,637	1,760,907
Galmoy	23,145	52,737	131,797
Neves-Corvo	201,571	182,720	645,521
	716,705	674,094	2,538,225

Lundin Mining Corporation
News Release

The Company plans to release the second quarter 2007 financials before the opening of trading on the 14th of August, and a conference call will be held on the 14th of August.

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Ozernoe zinc project in Russia and the Tenke Fungurume copper/cobalt project in the DRC.

For further information, please contact:
João Carrêlo, Executive Vice President and COO, +44-1189657545
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.